EXHIBIT D

Joint Filing Agreement

The undersigned agree as follows:

(i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 17, 2012

HALCON RESOURCES LLC

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

/s/ David B. Miller
David B. Miller

/s/ D. Martin Phillips
D. Martin Phillips

/s/ Gary R. Petersen
Gary R. Petersen

/s/ Robert L. Zorich
Robert L. Zorich